Exhibit 1

FOR IMMEDIATE RELEASE	2 May 2013

WPP plc (“WPP”)

Directors’ Interests

WPP was notified yesterday of changes in the share ownership of executive directors of the company, pursuant to the vesting of the 2009 and the 2010 Executive Share Awards (“ESA”) granted in 2010 and 2011.

On 1 May 2013, Sir Martin Sorrell became entitled to receive 86,070 ordinary shares pursuant to his 2009 ESA granted in 2010 and also to receive 131,078 ordinary shares pursuant to his 2010 ESA granted in 2011. On 2 May 2013, Sir Martin Sorrell sold 104,465 of these ordinary shares in order to discharge the consequential UK and US tax liabilities.

At today’s date Sir Martin Sorrell and his family interests are interested in or have rights in 18,556,204 shares (inclusive of the shares he is entitled to received pursuant to the awards granted under LEAP in 2004, 2005, the UK part of the 2006 award and the 2007 award, receipt of which have been deferred). Sir Martin Sorrell’s family interests and rights represent 1.4656% of the issued share capital of WPP. The JMCMRJ Sorrell Foundation holds 1,005,936 WPP shares, representing 0.0795% of WPP’s issued share capital.

On 1 May 2013, Mr Mark Read became entitled to receive 24,789 ordinary shares pursuant to his 2009 ESA granted in 2010 and also to receive 40,247 ordinary shares pursuant to his 2010 ESA granted in 2011. On 1 May 2013, Mr Read sold these 65,036 shares to discharge the consequential UK tax liabilities and to fund other personal financial commitments.

At today’s date, Mr Read’s beneficial holding is 108,184 shares, representing 0.0085% of WPP’s issued share capital.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204